Exhibit 16.1

April 6, 2006

Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

RE: GOLDEN GRAIN ENERGY, LLC

FILE REF. NO. 333-101441

We have read the statements made by Golden Grain Energy, LLC, which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 of Form 8-K, as part of the Company’s Current Report on Form 8-K dated April 6, 2006, regarding the change in the registrants’ certifying accountant. We do not disagree with the statements concerning our Firm in the first, third and fourth paragraphs; we have no basis upon which to comment upon paragraph two of Item 4.01 in such Current Report on Form 8-K.

Very truly yours,

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.